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                          December 16, 2022

       Bryan Kobel
       Chief Executive Officer
       TC BioPharm (Holdings) plc
       Maxim 1, 2 Parklands Way
       Holytown, Motherwell, ML1 4WR
       Scotland, United Kingdom

                                                        Re: TC BioPharm
(Holdings) plc
                                                            Registration
Statement on Form F-1
                                                            Filed December 12,
2022
                                                            File No. 333-268755

       Dear Bryan Kobel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stephen Cohen, Esq